Exhibit 3.9

RESTATED
CERTIFICATE OF INCORPORATION
OF
FULTON INTERNATIONAL, INC.

FIRST: The name of the corporation is Fulton International, Inc.

SECOND: The registered office of the corporation in the State of Delaware is located at 300 Delaware Avenue, Suite 317, Wilmington, County of New Castle 19899. The registered agent of the corporation at that address is the corporation itself.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The corporation shall have authority to issue three thousand (3,000) shares of common stock, $0.01 par value per share.

FIFTH: The corporation shall indemnify directors and officers of the corporation to the fullest extent permitted by law.

SIXTH: The directors of the corporation shall incur no personal liability to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director; provided, however, that the directors of the corporation shall continue to be subject to liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the directors derived an improper personal benefit. In discharging the duties of their respective positions, the board of directors, committees of the board, individual directors and individual officers may, in considering the best interest of the corporation, consider the effects of any action upon employees, suppliers and customers of the corporation, communities in which officers or other establishments of the corporation are located, and all other pertinent factors. In addition, the personal liability of directors shall further be limited or eliminated to the fullest extent permitted by any future amendments to Delaware law.

SEVENTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, the number of members of which shall be set forth in the bylaws of the corporation. The directors need not be elected by ballot unless required by the bylaws of the corporation.

EIGHTH: Meetings of the stockholders will be held within the State of Delaware. The books of the corporation will be kept (subject to the provisions contained in the General Corporation Law) in the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

NINTH: In the furtherance and not in limitation of the object, purposes and powers prescribed herein and conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend and repeal the bylaws.

TENTH: The corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner now or hereinafter prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

ELEVENTH: The corporation shall have no power and may not be authorized by its stockholders or directors (i) to perform or omit to do any act that would prevent, inhibit, or cause the corporation to lose its status as a corporation exempt from the Delaware Corporation Income Tax under Section 1902(b)(8) of Title 30 of the Delaware Code, or under the corresponding provision of any subsequent law, or (ii) to conduct any activities in any state other than Delaware which could result in the corporation being subject to the taxing jurisdiction of any state other than Delaware.